US$1,875,000,000	Filed pursuant to rule 433
6.000% Notes due 2013	File No. 333-157459
Terms and Conditions:

Issuer:	Citigroup Inc.

Ratings:	A3 (stable outlook)/A (negative outlook)/A+ (stable outlook) (Moody’s / S&P / Fitch)

Ranking:	Senior

Trade Date:	June 9, 2010

Settlement Date:	June 15, 2010 (T+4 days)

Maturity:	December 13, 2013

Par Amount:	U.S. $1,875,000,000

Semi-Annual Coupon:	6.000% per annum

Re-offer Spread to Benchmark:	T5 +425 basis points

Re-offer Yield:	5.431% per annum

Public Offering Price:	101.7895%

Net Proceeds to Citigroup:	$1,902,928,125 (before expenses).

Interest Payment Dates:	The 15th day of each June and December and at maturity, commencing December 15, 2010 (short final coupon). Following business day convention; provided that if such business day is in the next succeeding calendar year, then such interest payment will be made on the immediately preceding business day.

Day Count:	30/360.

Defeasance:	Applicable. Provisions of Article IV of the Indenture apply.

Redemption upon a Tax Event:	Citigroup may redeem the notes, in whole but not in part, at any time after the occurrence of a Tax Event at a price equal to 100% of the principal amount plus accrued and unpaid interest to the redemption date.

Sinking Fund:	Not applicable.

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.

Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof

Book Manager:	Citigroup Global Markets Inc.

US$1,875,000,000	Filed pursuant to rule 433
6.000% Notes due 2013	File No. 333-157459

Senior Co-Managers:	Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
RBS Securities Inc.
UBS Securities LLC

Junior Co-Managers:	Aladdin Capital LLC
Barclays Capital Inc.
Cabrera Capital Markets, LLC
CastleOak Securities, L.P.
KeyBanc Capital Markets Inc.
Lloyds TSB Bank Plc
MFR Securities Inc.
M.R. Beal & Company
RBC Capital Markets Corporation
TD Securities (USA) LLC.
UniCredit Capital Markets, Inc.

CUSIP:	172967 FE 6

ISIN:	US172967FE64
Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-157459. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.